Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

JODI J. SCHWARTZ	MARK GORDON	WILLIAM T. ALLEN	DAVID S. NEILL	DAVID E. SHAPIRO	EDWARD J. LEE
ADAM O. EMMERICH	JOSEPH D. LARSON	PETER C. CANELLOS	BERNARD W. NUSSBAUM	DAMIAN G. DIDDEN	BRANDON C. PRICE
GEORGE T. CONWAY III	LAWRENCE S. MAKOW	DAVID M. EINHORN	LAWRENCE B. PEDOWITZ	ANTE VUCIC	KEVIN S. SCHWARTZ
		KENNETH B. FORREST	ERIC S. ROBINSON
		THEODORE GEWERTZ	PATRICIA A. ROBINSON*
		MAURA R. GROSSMAN	ERIC M. ROTH
		RICHARD D. KATCHER	MICHAEL W. SCHWARTZ
		DOUGLAS K. MAYER	ELLIOTT V. STEIN
		ROBERT B. MAZUR	WARREN R. STERN
		PHILIP MINDLIN	PATRICIA A. VLAHAKIS
		ROBERT M. MORGENTHAU	AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

		DAVID M. ADLERSTEIN	NANCY B. GREENBAUM
		AMANDA K. ALLEXON	MARK A. KOENIG
		LOUIS J. BARASH	J. AUSTIN LYONS
		DIANNA CHEN	ALICIA C. McCARTHY
		ANDREW J.H. CHEUNG	SABASTIAN V. NILES
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER
PAULA N. GORDON

March 30, 2015

VIA HAND DELIVERY AND EDGAR

Dietrich King

Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Sterling Bancorp

Amendment No.2 to Registration Statement on Form S-4

Filed March 13, 2015

File No. 333-200915

Dear Mr. King:

On behalf of Sterling Bancorp (“Sterling” or the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Amendment No. 2 to the registration statement on Form S-4 filed with the Commission on March 13, 2015 (the “Registration Statement”) contained in your letter dated March 27, 2015 (the “Comment Letter”), I submit this letter containing the

Company’s responses to the Comment Letter.  In connection with this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 3”) on the date hereof.  We are separately furnishing to the Staff six courtesy copies of Amendment No. 3 marked to show the changes made to the Registration Statement.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter.  For your convenience, we have set out the text in bold of the comments from the Comment Letter followed by our responses.  Page numbers referenced in the responses refer to page numbers in Amendment No. 3.

Summary, In the Merger, Hudson Valley’s Shareholders Will Receive Shares of Sterling’s Common Stock page 8

1.              Noting your recent issuance and sale of 6.9 million shares of common stock, please revise the third paragraph to disclose the following:

•                  on the day the Merger Agreement was approved by the Board of Hudson and Keefe, Bruyette & Woods opined on the fairness of the transaction, the number of shares that Hudson Valley shareholders were to receive would have given them ownership of approximately 31 percent of Sterling;

•                  due to Sterling’s issuance in February 2015 of 6.9 million shares of its common stock, Hudson Valley shareholders will receive shares of Sterling that would give them six percent less ownership of Sterling, approximately 25 percent of Sterling;

•                  the Merger Agreement does not restrict the ability of Sterling to issue and sell additional shares before the effective date of the merger regardless of the dilutive effect on Hudson shareholders; and

•                  the Merger Agreement does not provide for any increase in the consideration to reflect additional sales of stock by Sterling or changes in stock prices of either Sterling or Hudson Valley.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9.

Risk Factors, page 41

2.              Please revise the first risk factor on page 41 regarding the market value of the merger consideration to disclose the difference between the value of the consideration (based on the market price for Sterling stock) for each share of Hudson Valley stock on the following two dates:

•                  the date that the Hudson Valley Board approved the Merger Agreement and Keefe, Bruyette & Woods rendered its fairness opinion; and

•                  the most recent date.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 41 and 42.

Background of the Merger, page 59

3.              We acknowledge your response to comment 6 of our letter to you dated February 6, 2015. As we requested please revise the first and second paragraphs on page 60 to clarify whether the idea to solicit Sterling originated with Keefe, Bruyette & Woods. Provide similar disclosure on pages 60 and 61 relating to the other three and two institutions that were solicited.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 63.

Fairness Opinion of Keefe Bruyette & Woods to the Board of Hudson Valley Holding Corp., Appendix D

4.              We acknowledge your response to comment 10 of our letter to you dated February 6, 2015. As we requested in our letter of February 6, 2014 and in comment 23 of our letter to you dated January 8, 2015, please delete the limitation on reliance by shareholders in second to last paragraph on page D-5 (“This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Transaction. This opinion is not to be used for any other purpose. . . .”)

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 11, 70 and D-5.

*                               *                                *                               *                                *                               *

In the event that the Company requests acceleration of the effective date of the Registration Statement, as amended, the Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, and the revisions to the Registration Statement, have been responsive to the Staff’s comments.  If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1341 or by email at MGuest@wlrk.com.

Sincerely,

/s/ Matthew M. Guest
Matthew M. Guest

cc.                                 Jack Kopnisky, Sterling Bancorp

Luis Massiani, Sterling Bancorp

Dale Fredston, Sterling Bancorp